Exhibit 10.1

Non-Employee Director Compensation Schedule

Annual Retainer

Each non-employee director will receive $54,000 as an annual cash retainer on or about May 1 of each year for service on the Board of Directors of DPL Inc. and The Dayton Power and Light Company (collectively, the “Company”).

Meeting Fees

For each Board of Directors and committee meeting attended in person, a non-employee director will receive $1,500.  A non-employee director will receive $750 for Board of Directors and committee meetings attended by telephone.

Committee Chair

The chair of each committee of the Board of Directors of the Company, currently including the Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee, will receive an annual cash retainer of $10,000.

Equity Compensation

Each non-employee director will receive under the DPL Inc. 2006 Equity and Performance Incentive Plan an equity grant consisting of an amount of restricted stock units having an approximate value of $54,000 (the “Units”).  The Units will be granted on the date of each DPL Inc. Annual Meeting of Shareholders and will vest 100% on the day before the next DPL Inc. Annual Meeting of Shareholders immediately following the date of the grant.  Each non-employee director will have the opportunity to defer the Units.  The Units will be subject to the terms and conditions set forth in an evidence of award between DPL Inc. and the non-employee director.

Fee Structure

Each non-employee director will receive only one (i) annual cash retainer, (ii) annual committee chair fee, and (iii) annual equity grant for service on both Boards of Directors of DPL Inc. and The Dayton Power and Light Company.  Each non-employee director will receive only one meeting fee for concurrent meetings of the Board of Directors and a committee of DPL Inc. or The Dayton Power and Light Company.